Exhibit 99.1

The Very Good Food Company Announces Business Update and Initiatives to Establish a Path towards Profitability

VANCOUVER, BC, March 16, 2022 /CNW/ -  The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), a leading plant-based food technology company, today announced that the Company is temporarily lowering production throughput and headcount to manage inventory levels, and implementing initiatives such as pausing non-critical capital expenditures and lowering SG&A spending, to manage both short and long-term liquidity and to establish a  path towards profitability.

"As a result of the supply chain environment, we undertook certain stock safety measures to protect against stock outages," stated Mitchell Scott, CEO, and founder of VERY GOOD. "This, in conjunction with retailer reset timing delays, has resulted in inventory being at levels that require us to lower production at some of our locations. This decision was made after a long and careful review of our options and will impact some of our production team members. We are thankful for their contributions."

VERY GOOD is taking this opportunity to implement additional cost improvement measures as it transitions from a focus on top line growth, to a focus of balancing top line growth and profitability. As part of this shift, VERY GOOD expects to further right-size its workforce across multiple business functions as it streamlines operations.

VERY GOOD is currently reviewing its "go-to market" channels. "Digital marketing costs to acquire new customers have increased over the past year, largely related to structural changes of the largest digital and social platforms," stated Mitchell Scott, CEO, and founder of VERY GOOD, "This challenge has required us to review our online strategy and marketing expenditures to optimize our return on investment. As such, we expect our growth will slow down in the near-term in this channel." VERY GOOD will continue to focus on the wholesale and food service channels, particularly in the US, which the Company views as critical to realizing its vision to scale.

VERY GOOD experienced a greater than expected cash burn in the last several months as the Company scaled its operations to meet its growth targets, which has reduced its cash position and has strained its short-term liquidity. The initiatives VERY GOOD is implementing, including pausing non-critical capex and significantly lowering SG&A spending, will allow the Company to manage both short-term and long-term liquidity and increase its cash runway. Management will continue to evaluate ways to increase its cash position and/or seek additional financings with as little dilution as possible.

We thank our team members for their focus and dedication throughout this process.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC

Mitchell Scott
Founder and Chief Executive Officer

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, statements regarding the Company's plans to lower throughput and headcount at some locations, manage inventory levels and implement initiatives, such as temporarily pausing non-critical capital expenditures and lowering SG&A spending, to manage both short and long-term liquidity and establish a path towards profitability; the Company's intended transition from a focus on top line growth to balancing top line growth and profitability; future workforce reductions; the Company's strategic review of its go-to market channels and the potential outcome of such review; the Company's focus on the wholesale and food service channels; management's belief that the initiatives being implemented will allow the Company to manage both its short-term and long-term liquidity and increase its cash runway; and management's efforts to evaluate ways to support the business with as little dilution as possible. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to successfully implement the cost improvement initiatives and measures and achieve their intended benefits, the availability of sufficient financing on reasonable terms to fund VERY GOOD's capital and operating requirements, the Company's ability to accurately forecast customer demand for its products and manage its inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, the successful placement of VERY GOOD's products in retail stores and continued wholesale expansion in particular in the US, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, availability of labour, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavorable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the registration statement on Form F-10 filed with the SEC and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release. None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2022/16/c0358.html

%CIK: 0001878835

For further information: Janet Meiklejohn, Vice President Finance and Investor Relations, Phone: +1 855-472-9841, Email: invest@verygoodbutchers.com

CO: The Very Good Food Company Inc.

CNW 07:30e 16-MAR-22